Exhibit 99.1

Mountain Province Diamonds Reports Year End 2017 Statement of Estimated Mineral Reserves and Resources and Files Technical Report

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, March 26, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX and NASDAQ: MPVD) today announces the Company's year end 2017 statement of estimated mineral reserves and mineral resources.

The Company has also completed an updated technical report in support of the statement of estimated mineral reserves and mineral resources, entitled "Gahcho Kué Mine NI-43-101 Technical Report" and dated March 16th, 2018 (with information effective as of December 31, 2017) (the "2017 Technical Report") as prepared and completed by JDS Energy & Mining Inc. ("JDS"). The 2017 Technical Report was filed by the Company on SEDAR on March 26, 2018, and concurrently on EDGAR under Form 6K. The 2017 Technical Report can also be found on the Company's website at www.mountainprovince.com.

Total estimated probable mineral reserves for the Gahcho Kué diamond mine at December 31, 2017 are summarized in the following table.

Mineral Reserve Estimate (December 31, 2017)
Pipe	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)
5034	Probable	9.7	18.4	1.91
Hearne	Probable	5.5	10.9	1.99
Tuzo	Probable	15.7	19.1	1.22
In-Situ Total	Probable	30.9	48.4	1.57
Stockpile	Probable	0.6	1.0	1.61
Total	Probable	31.5	49.4	1.57

Notes to The Mineral Reserve Statement:

1.	Mineral reserves are reported at a bottom cut-off of 1.0 mm
2.	Mineral reserves have been depleted to account for mining and processing activity prior to Dec 31 2017.
3.	Q4 2017 depletion is based on forecasted values and may differ slightly from actual depletion.
4.	Mineral reserves are based upon the updated resource model (2017) and therefore reflect any changes to the estimation of tonnes, grade and contained carats within that resource. Details on resource changes are summarized in Section 14.
5.	Prices used to determine optimal pit shells have been escalated by factors varying by pit, which are indicative of the respective pits timing and duration.

Total estimated mineral resources for the Gahcho Kué diamond mine at December 31, 2017, exclusive of estimated mineral reserves, are summarized in the following table.

Mineral Resource Estimate (December 31, 2017)
Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)
5034	Indicated	0.9	1.5	1.61
	Inferred	0.8	1.3	1.63
Hearne	Indicated	0.2	0.3	1.68
	Inferred	1.2	2.1	1.75
Tuzo	Indicated	0.8	0.9	1.14
	Inferred	10.8	14.6	1.35
Summary (In-Situ)	Indicated	1.8	2.6	1.42
	Inferred	12.8	18.0	1.40
Stockpiles	Indicated	0.0	0.0	0
	Inferred	0.0	0.0	1.15(3)

Notes to The Mineral Resource Statement:

1.	Mineral resources are reported at a bottom cut-off of 1.0 mm. Incidental diamonds are not incorporated in grade calculations.
2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
3.	Volume, tonnes and carats are rounded to the nearest million. 12,300t of inferred resources stockpiled @ 115cpht (14,250cts total).
4.	Tuzo volume and tonnes exclude 0.6 Mt of a granite raft and CRX_BX.
5.	Resources are exclusive of indicated tonnages converted to probable reserves.
6.	Resources have been depleted of any material that was processed prior to and including Dec 31 2017. Q4 2017depletion is based on forecasted values and may differ slightly from actual values.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12-year mine plan.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Daniel D. Johnson, P.Eng and Dino Pilotto, P.Eng from JDS Energy & Mining Inc. who are "Qualified Persons" as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/26/c2820.html

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For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 13:00e 26-MAR-18